Via Facsimile and U.S. Mail
Mail Stop 03-09


October 30, 2004

Mr. Robert C. Goodwin, Jr.
Executive Vice President
Chindex International, Inc.
7201 Wisconsin Avenue
Bethesda, MD 20814

Re:	Chindex International, Inc.
Form 8-K filed October 4, 2004
File No. 000-24624

Dear Mr. Goodwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

2. For each reportable event, please revise your filing to specifically address whether any committee of the board of directors, or the board of directors, discussed the reportable event with the former accountant, as required by Item 304(a)(1)(iv)(B) and (v) of Regulation S-K.

3. For each reportable event, please revise your filing to specifically address whether you have authorized the former accountant to respond fully to the inquires of a successor accountant, as required by Item 304(a)(1)(iv)(C) and (v) of Regulation S-K.

4. For each reportable event, please address, supplementally, the requirements of Item 304(b) of Regulation S-K. If there were any material transactions or events similar to those involved in the reportable event that you accounted for or disclosed differently than your prior accountant would have concluded was required, please revise your filing to provide all of the disclosures required by Item 304(b).

5. Please file a letter from the former accountant addressing the revised disclosures.

6. For each reportable event, please tell us, supplementally:

a. whether the reportable event occurred in any period other than the period covered by the audit or review upon which you were advised of the event,

b. whether the reportable event resulted in an accounting error or misapplication of GAAP,

c. if an accounting error or misapplication of GAAP resulted, the nature of, amount of and reasons for each resulting error or misapplication,

d. whether or not you restated (or intend to restate) any prior period, and, if not, why, and

e. in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

7. Regarding each reportable event, please provide us with any letter or written communication to and from the former accountants, from and to management or audit or similar committee of the board of directors or the board of directors, if you have no such committee.

8. Please provide us with a schedule of your adjustments to close the books for the quarter and year ended March 31, 2004. In addition, please provide a separate schedule of adjustments recorded in connection with or as a result of the related audit. In this regard, for each schedule, please quantify the net effect of all adjustments on pre-tax net income (loss). Furthermore, for each adjustment, please:

a. clearly explain the reason for each adjustment,

b. show us the impact of each adjustment on pre-tax net income
(loss),

c. tell us why each adjustment does not relate to a prior quarter or year, and,

d. explain in detail why you believe the timing of each adjustment is appropriate.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to me at
(202) 942-2902.


							Sincerely,


							Oscar M. Young, Jr.
							Staff Accountant
Mr. Robert C. Goodwin, Jr.
Chindex International, Inc.
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